SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from ________________ to __________________


Commission File No. 1-14642

     A. Full title of the plan and the address of the plan if different from that of the issuer named below:

          ING 401(k) Plan for ILIAC Agents



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          ING GROEP N.V.

          Amstelveenseweg 500
          1081 KL Amsterdam
          The Netherlands
                    or
          P.O. Box 810
          1000 AV Amsterdam
          The Netherlands



ING 401(k) Plan for ILIAC Agents
Contents of Audited Financial Statements and Supplemental Schedule





The following financial statements and supplemental  schedule for the ING 401(k)
Plan for ILIAC Agents are being filed herewith:

Description                                                                                                 Page

Financial  Statements and Supplemental Schedule
December 31, 2002 and 2001, and the year ended December 31, 2002:

Report of Independent Auditors                                                                               3

Financial Statements:

         Statements of Net Assets Available for Benefits as of:

         December 31, 2002                                                                                   5

         December 31, 2001                                                                                   5

         Statements of Changes in Net Assets  Available for Benefits for the years ended:

         December 31, 2002                                                                                   6

         December 31, 2001                                                                                   6

         Notes to Financial Statements                                                                       7


Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held End of Year)                                        15





         The following exhibits are being filed herewith:

         Exhibit No.       Description

              1            Consent of Independent Auditors - Ernst & Young LLP

           99.1            Certification Pursuant to 18 U.S.C. Section 1350
                           (Section 906 of the Sarbanes-Oxley Act of 2002)


                         Report of Independent Auditors

Board of Directors
ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Aetna Life Insurance and Annuity Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2001 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 4 to the financial statements, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and changes in its net assets available for benefit for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /S/ Ernst & Young LLP


June 23, 2003

ING 401(k) Plan for ILIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001




                                                                          2002                2001
                                                                   ------------------- --------------------
Assets Investments at fair value:
     Cash and cash equivalents                                     $               -   $         172,238
     Mutual funds                                                         11,588,519          12,866,228
     Common stock                                                             95,674                   -
     Participant loans                                                       527,257                   -
Group annuity contract at contract value                                   1,541,122             533,325
                                                                   ------------------- --------------------
Net assets available for benefits                                  $      13,752,572   $      13,571,791
                                                                   =================== ====================









   The accompanying notes are an integral part of these financial statements.


ING 401(k) Plan for ILIAC Agents
Statements of Changes in Net Assets Available for Benefits For the years ended December 31, 2002 and 2001


                                                                            2002                2001
                                                                   ------------------- --------------------
Additions:

     Interest and dividends                                        $         144,147   $          21,694
     Contributions - participant                                           3,057,481           2,605,154
     Employer contributions                                                1,014,903           1,003,023
                                                                   ------------------- --------------------
Total additions                                                            4,216,531           3,629,871

Deductions:
     Net depreciation in fair value of investments                         3,457,236           1,526,945
     Benefits paid to participants                                           573,304             502,244
     Administrative expenses                                                   5,210               7,917
                                                                   ------------------- --------------------
Total deductions                                                           4,035,750           2,037,106

                                                                   ------------------- --------------------
Net increase                                                                 180,781           1,592,765

Net assets available for benefits:
     Beginning of year                                                    13,571,791          11,979,026
                                                                   ------------------- --------------------
     End of year                                                   $      13,752,572   $      13,571,791
                                                                   =================== ====================



   The accompanying notes are an integral part of these financial statements.

ING 401(k) Plan for ILIAC Agents
Notes to Financial Statements

1. Description of Plan

General

The following description of the ING 401(k) Plan for ING Life Insurance and Annuity Company ("ILIAC") Agents (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a voluntary defined contribution plan available to all full-time insurance salesmen who, as defined, have entered into a Career Agent Agreement with ILIAC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ILIAC is the Plan sponsor and ING US Pension Committee is the plan administrator (the "Plan Administrator"). Effective January 2002, ING National Trust became the trustee of the Plan. The former trustee was Mellon Bank ("Mellon") through January 2002.

Plan Amendment

Effective January 1, 2002, the Plan was amended to change the name of the Plan to ING 401(k) Plan for ILIAC Agents from Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan.

Investment Options

Effective January 1, 2002, ING National Trust, the trustee of the Plan, holds plan investments. Prior to that date, plan investments were held by Aetna Life Insurance and Annuity Company, the custodian of the Plan. At December 31, 2002, the Plan's assets were comprised of the following investment vehicles: ING Fixed Account, ING GNMA Income Fund, ING Intermediate Bond Fund, Fidelity Puritan Fund, ING Index Plus LargeCap Fund, Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund, ING LargeCap Growth Fund, ING Value Opportunity Fund, MFS Capital Opportunities Fund, AIM Small Cap Growth Fund (A), ING Index Plus MidCap Fund, ING Small Company Fund, ING SmallCap Opportunities Fund, ING Global Technology Fund, ING International Fund, ING International Value Fund, Janus Worldwide Fund and ING Market Stock Fund.

Eligibility

All employees  meeting the age,  service and other qualifying  requirements,  as
defined  in  the  applicable  Plan  agreement,   are  immediately   eligible  to
participate in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of Plan earnings and is charged with an administrative fee. All earnings, with respect to participant's accounts, will be allocated to each participant's account as soon as practicable after they accrue or arise in proportion to the account values of the participant's account. Forfeited balances of terminated participants nonvested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in ILIAC matching contributions over three years of service at the rate of 50% after the first year, 75% after the second year and 100% after the third year. Employees are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under Aetna's managed long term disability plan, or (4) termination or partial termination of the Plan.

Effective January 1, 2002, for those participants that enter into a career agent agreement after January 1, 2002, the Plan was amended to provide for vesting in ILIAC matching contributions ratably over four years of completed service.

The amount of cumulative forfeited nonvested participant accounts as of December 31, 2002 and 2001 is $25,908 and $15,910, respectively.

Employee Contributions

Prior to January 1, 2002, participants could contribute up to 10% of pre-tax eligible earnings as defined by ILIAC. Effective January 1, 2002 participants may contribute up to 20% of an active participant's pay. These contributions are considered to be employee contributions in accordance with the Internal Revenue Code ("IRC"). Contributions are subject to certain limitations of the IRC.

Employer Contributions

ILIAC matches participants' deferral contributions at 50% of each participant's contributions up to the first 6% of total eligible earnings. The Internal Revenue Service ("IRS") limits can affect certain highly paid participants' eligibility to receive matching contributions.

Loans

Effective January 1, 2002, subject to the provisions of the Plan, participants may borrow against their account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000.

Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.
Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the vested account balances. The installments shall be provided from a group annuity contract or individual contract purchased by ILIAC. Effective January 1, 2002, a participant may elect to receive his or her benefit in Company (defined as American Depository Shares of ING Groep, N.V., a Netherlands Corporation which is the parent company of the custodian of the plan) stock to the extent his or her account is vested in Company stock.

Administrative Expenses

The Plan sponsor pays expenses in excess of the basic charge, as defined in the Plan document, which are deducted from participant accounts.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan provides for investments in ING American Depository Shares, guaranteed investment contract ("GIC") related investments and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Mutual funds are stated at fair value, which is the quoted market price. Investments in ING American Depository Shares are based on the quoted market price of the common shares of ING Groep N.V. The group annuity contract (ING Fixed Account) is presented at contract value in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, which approximates fair value. The ING Fixed Account guarantees a minimum rate of interest. Once the rate is credited, the interest becomes part of the principal and the investment increases through compound interest.

Loans  to  participants  are  valued  at  their  outstanding   balances,   which
approximate fair value.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain  2001   balances  have  been   reclassified   to  conform  to  the  2002
presentation.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 11, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and a new determination letter was received (see Subsequent Event footnote). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan was amended and restated effective January 1, 2002, to incorporate the applicable requirements of the Uruguay Round Agreements Act ("GAAT"), Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000.


4. Investments

The following individual investments represent 5% or more of the Plan's total net assets as of the years ended December 31:


                                                 2002                    2001
                                          ----------------        --------------
ING Small Company Fund-Class I            $   2,496,094             $  3,569,200
American Century Ultra Fund                         N/A                2,542,130
Fidelity Equity Income Fund                         N/A                  657,552
Fidelity Growth Opportunities Fund                  N/A                  887,929
Janus Fund                                          N/A                2,753,026
Templeton Foreign Fund                              N/A                1,126,422
ING Fixed Account                             1,541,122                      N/A
Fidelity Blue Chip Growth Fund                1,987,272                      N/A
ING Growth Fund-Class I                       1,624,859                      N/A
MFS Capital Opportunities Fund                  745,732                      N/A
ING International Value Fund-Class I          1,171,579                      N/A



The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains of losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:
                                          2002                       2001
                                    ------------------       -------------------
Mutual Funds                          $     (3,423,356)        $     (1,526,945)
ING Company Shares                             (33,880)                       -
                                    ------------------       -------------------
Net depreciation in fair value        $     (3,457,236)        $     (1,526,945)
                                    ==================       ===================

5. Blackout Period

During 2002, as part of the transfer to a new trustee, the Plan Sponsor initiated blackout period restrictions with respect to participant activity. Effective November 30, 2001, former investment allocations were mapped based on a prescribed table into new funds and new options were made available to participants. The following table represents a summary of this fund mapping:



        Sector                          New Funds                               Former Funds
------------------------ ---------------------------------------- -----------------------------------------

Global/                  Pilgrim International Value Fund         Templeton Foreign Fund
International

                         Janus Worldwide Fund                     New Investment Option
                         Pilgrim International Fund
                         Pilgrim Global Fund
                         Technology Fund

------------------------ ---------------------------------------- -----------------------------------------
Aggressive Growth        Aetna Small Company Fund                 Aetna Small Company Fund

                         Aetna Index Plus MidCap Fund             New Investment Option
                         AIM SmallCap Growth Fund
                         Pilgrim SmallCap Opportunities Fund

------------------------ ---------------------------------------- -----------------------------------------
Growth                   Aetna Growth Fund                        American Century Ultra Fund

                         Aetna Value Opportunity Fund             Neuberger & Berman Guardian Trust Fund

                         Fidelity Blue Chip Growth Fund           Janus Fund

                         MFS Capital Opportunities Fund           Fidelity Advisor Growth Opportunities

------------------------ ---------------------------------------- -----------------------------------------
Growth and Income        Aetna Index Plus LargeCap Fund           Aetna Growth & Income Fund
(stocks)
                         Merrill Lynch Equity Index Trust         Fidelity Advisor Equity Income

------------------------ ---------------------------------------- -----------------------------------------
Growth and Income        Fidelity Puritan Fund                    Evergreen Foundation Fund
(stocks and bonds)

------------------------ ---------------------------------------- -----------------------------------------
Income                   Pilgrim Intermediate Bond Fund           Janus Flexible Income Fund
                                                                  Aetna Bond Fund

                         Pilgrim GNMA Income Fund                 New Investment Option

------------------------ ---------------------------------------- -----------------------------------------
Stability of Principal   Aetna Fixed Account                      Aetna Fixed Account
                                                                  Aetna Money Market Fund

---------------------- ---------------------------------------- -----------------------------------------
Company Stock            ING Market Stock Fund                    New Investment Option


In December 2001, all activity was suspended while account records and trust assets were transferred to the new trustee. During January 2002, current year contributions are directed to the new Plan trustee. Effective February 15, 2002, the blackout period ended and full-service activity resumed on all participant accounts.

6. Parties-in-Interest to the Plan

The Plan holds  investments  in  several  mutual  funds that are  managed by the affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest to the Plan. At December 31, 2002 and 2001, funds of $9,354,919 and $4,933,567 were held in such investments and are considered parties-in-interest to the Plan.

7. Subsequent Event

The Plan received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to taxation under current law.

                              Supplemental Schedule

ING 401(k) Plan for ILIAC Agents EIN-71-0294708 Plan-005 Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) At December 31, 2002



        Identity of Issuer,
         Borrower, Lessor or      Description of Investment Including Maturity Date, Rate
          Similar Party               of Interest, Collateral, Par or Maturity Value                                 Current Value
 (a)             (b)                                      (c)                                                            (e)
------- ----------------------    -------------------------------------------------------                          ----------------

  *     ING Fixed Account          Investments underlying the ING Fixed Account are managed                          $   1,541,122
                                   with a goal of producing the highest sustainable
                                   credited interest rates. An emphasis on high-credit,
                                   mortgage backed securities, and careful monitoring of
                                   the portfolio's risk to changes in interest rates are
                                   key strategies for maintaining competitive rates. The
                                   fixed account credited rate is 5.65% in 2002.

  *     ING GNMA Income Fund       This separate account seeks a high level of current                                     250,417
                                   income, consistent with liquidity and safety of
                                   principal, through investment primarily in
                                   mortgage-backed GNMA certificates that are guaranteed
                                   as to the timely payment of principal and interest by
                                   the United States Government. 27,732 units at $9.03
                                   per unit

  *     ING Intermediate           This separate account seeks to provide investors with a                                 414,109
        Bond Fund                  high level of current income, consistent with the
                                   preservation of capital and liquidity.  39,666 units
                                   at $10.44 per unit.

        Fidelity Puritan Fund      This separate account seeks income and capital growth                                   367,034
                                   consistent with reasonable risk. 23,245 units at
                                   $15.79 per unit

        Merrill Lynch Equity       This separate  account seeks to provide  investment                                     401,463
        Equity Index Trust         results that,  before  expenses,  replicate the
                                   total return of the Standard & Poor's 500 Composite
                                   Stock Price Index. 6,218 units at $64.56 per unit

        Fidelity Blue Chip         This separate account seeks growth of capital over the                                1,987,272
        Growth Fund                long term. 62,219 units at $31.94 per unit

  *     ING Growth Fund -          This separate account seeks growth of capital through                                 1,624,859
        Class I                    investment in a diversified portfolio consisting
                                   primarily of common stocks and securities convertible
                                   into common stocks believed to offer growth
                                   potential. 178,360 units at $9.11 per unit

  *     ING LargeCap Growth        This separate account seeks long-term capital                                            34,222
        Fund - Class I             appreciation. 2,649 units at $12.92 per unit

  *     ING Value                  This separate account seeks growth of capital primarily                                 516,605
        Opportunity Fund           through investment in a diversified portfolio of
        - Class I                  common stocks and securities convertible into common
                                   stock. 64,015 units at $8.07 per unit

        MFS Capital                This separate account seeks capital appreciation 79,333                                 745,732
        Opportunities              units at $9.40 per unit
        Fund- Class A



        Identity of Issuer,
         Borrower, Lessor or      Description of Investment Including Maturity Date, Rate
          Similar Party               of Interest, Collateral, Par or Maturity Value                                 Current Value
 (a)             (b)                                      (c)                                                            (e)
------ ----------------------     ---------------------------------------------------------                        ----------------

        AIM Small Cap Growth       This separate account seeks long-term growth of capital.                                214,417
        Fund - Class R             11,603 units at $18.48 per unit

  *     ING Index Plus             This separate account seeks to outperform the total                                     604,289
        MidCap Fund -              return performance of the Standard & Poor's MidCap
        Class I                    400 Index while maintaining a market level of risk.
                                   56,581 units at $10.68 per unit

  *     ING Index Plus             This separate account seeks to outperform the total                                     527,336
        LargeCap Fund (I)          return performance of the Standard & Poor's 500
                                   Composite Index while maintaining a market level of
                                   risk. 46,380 units at $11.37 per unit

  *     ING Small Company          This separate account seeks growth of capital primarily                               2,496,094
        Fund - Class I             through investment in a diversified portfolio of
                                   common stocks and securities convertible into common
                                   stocks of companies with smaller market
                                   capitalization. 222,866 units at $11.20 per unit

  *     ING SmallCap               This separate account seeks capital appreciation. 3,311                                  54,971
        Opportunities              units at $16.60 per unit
        Fund - Class A

  *     ING Global                 This separate account seeks long-term capital                                            92,223
        Technology Fund            appreciation. 27,204 units at $3.39 per unit
        - Class I

  *     ING International          This separate account seeks long-term growth of capital.                                 27,093
        Fund - Class I             3,816 units at $7.10 per unit

  *     ING International          This separate account seeks long-term capital                                         1,171,579
        Value Fund -               appreciation. 113,967 units at $10.28 per unit
        Class I

        Janus Worldwide Fund       This separate account seeks long-term growth of capital                                  58,804
                                   in a manner consistent with the preservation of
                                   capital. 1,830 units at $32.13 per unit

        ING Market Stock Fund      This separate account seeks to invest primarily in ING                                   95,674
                                   American Depositary Shares ("ING ADSs").
                                                                                                                   ----------------
        Participant loans                                                                                                  527,257
                                                                                                                   ----------------
                                                                                                                     $  13,752,572
                                                                                                                   ================

Note: Column (d) cost information is omitted for all participant directed investments.

* Indicates a party-in-interest to the Plan.


Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ING 401(k) PLAN FOR ILIAC AGENTS


Dated:  July 15, 2003               By: ING US PENSION COMMITTEE


                                    By:  /s/ Darryl L. Harris
                                    -------------------------------------------
                                    Name:  Darryl L. Harris
                                    Title:  Chairman, ING U.S. Pension Committee

                                    Exhibit 1


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14254) pertaining to the ING 401(k) Plan for ILIAC Agents of ING Groep N.V. and affiliates of our report dated July 10, 2003, with respect to the financial statements and schedule of the ING 401(k) Plan for ILIAC Agents included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                                           /s/ Ernst & Young LLP

Atlanta, Georgia
July 10, 2003

                                  Exhibit 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report on Form 11-K of the ING 401(k) Plan for ILIAC Agents (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date:  July 15, 2003                By:  /s/ Darryl L. Harris
                                    -------------------------------------------
                                    Name:  Darryl L. Harris
                                    Title:  Chairman, ING U.S. Pension Committee



The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.